Exhibit 4.2
DESCRIPTION OF SECURITIES
References to “NI” and the “Company” herein are, unless the context otherwise indicates, only to National Instruments Corporation and not to any of its subsidiaries.
Description of Capital Stock
The following is a summary of the Company’s capital stock and certain provisions of its Certificate of Incorporation, as amended (the “Certificate”) and Amended and Restated Bylaws (the “Bylaws”). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate and the Bylaws, each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. We encourage you to read the Company’s Certificate, Bylaws and the applicable provisions of the Delaware General Corporate Law for additional information.
Common Stock
Shares Outstanding. The Company is authorized to issue up to 360,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”).
Dividends. Subject to prior rights and preferences, if any, applicable to shares of preferred stock of the Company (“Preferred Stock”) or any series thereof, the holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise) as may be declared thereon by the Company’s Board of Directors (the “Board”) at any time and from time to time out of any funds of the Company legally available therefor. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.
Voting Rights. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The directors of the Company are elected by a plurality of the voting power of the shares present in person or represented by proxy. On most other matters submitted to the stockholders, the affirmative vote of the majority of the voting power of the shares present in person or represented by proxy shall be the act of the shareholders, however in certain circumstances the affirmative vote of the holders of at least 80% of the votes of the outstanding shares of stock generally entitled to vote in the election of directors shall be the act of the shareholders as described below under “Supermajority Voting Requirements for Stockholders.”
Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock or any series thereof, the holders of the Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them. A liquidation, dissolution, or winding-up of the Company, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation or merger of the Company with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of the Company.

Fully Paid. The issued and outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.
Other Rights. The shares of Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of Common Stock are not currently entitled to pre-emptive rights or conversion rights or other subscription rights.
Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Computershare Trust Company, N.A.
Listing. Our Common Stock is listed on the NASDAQ Stock Market, LLC under the trading symbol “NATI”.
Preferred Stock
The Board is authorized to issue up to 5,000,000 shares of Preferred Stock, par value $0.01 per share from time to time in one or more series, the shares of each class or series to have such designations and powers, preferences, and rights, and qualifications, limitations and restrictions thereof.
The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.
On January 21, 2004, our Board of Directors designated 750,000 of these shares as Series A Participating Preferred Stock (“Series A Preferred Stock”) in conjunction with its adoption of a Preferred Stock Rights Agreement which expired on May 10, 2014 (the “Series A Rights Agreement”). As of December 31, 2022, no shares of Series A Preferred Stock were outstanding.
On January 13, 2023, our Board of Directors designated 2,000,000 of these shares as Series B Participating Preferred Stock (“Series B Preferred Stock”) in conjunction with its adoption of a stockholder rights plan, as set forth in the Rights Agreement, dated as of January 13, 2023, by and between the Company and Computershare Trust Company, N.A. as rights agent (the “Series B Rights Agreement”). Pursuant to the Series B Rights Agreement, the Board declared a dividend of one preferred share purchase right (“Right”) for each outstanding share of Common Stock payable to stockholders of record as of the close of business on such date. The Rights, pursuant to the Series B Rights Agreement, will expire on January 12, 2024.
Series A Preferred Stock Purchase Rights
All rights under the Series A Rights Agreement expired on May 10, 2014 and as of such time, no rights had been exercised.

Series B Preferred Stock Purchase Rights
As of such time, no Rights under the Series B Rights Agreement had been exercised.
The Rights. The Rights will initially trade with, and will be inseparable from, the shares of Company Common Stock. The Rights are evidenced only by certificates (or, in the case of uncertificated shares, by notations in the book entry account system) that represent shares of the Company Common Stock. New Rights will accompany any new shares of Company Common Stock issued after January 23, 2023 until the Distribution Date (as defined below) or the earlier expiration, exchange or redemption of the Rights.
Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” (as defined in the Rights Agreement) by obtaining beneficial ownership of 10% (20% in the case of a stockholder who is entitled to file and files a Schedule 13G under the Exchange Act) or more of the outstanding shares of Company Common Stock. If a stockholder’s beneficial ownership of Company Common Stock as of the time of this announcement of the rights plan and associated dividend declaration is at or above 10% (20% in the case of a stockholder who is entitled to file and files a Schedule 13G under the Exchange Act) (including through entry into certain derivative positions), that stockholder’s existing ownership percentage would be grandfathered, but the Rights would become exercisable if at any time after this announcement, the stockholder increases its ownership percentage by 0.001% or more. Prior to exercise, the Right does not give its holder any dividend, voting or liquidation rights.
The date when the Rights become exercisable is referred to herein as the “Rights Distribution Date.” Until that date, Company Common Stock certificates or, in the case of uncertificated shares, notations in the book-entry account system will also evidence the Rights, and any transfer of shares of Company Common Stock will constitute a transfer of Rights. After that date, the Rights will separate from the shares of Company Common Stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of Company Common Stock. Any Rights held by an Acquiring Person are null and void and may not be exercised.
Exercise Price. Each Right will allow its holder to purchase from the Company one one-thousandth of a share of Series B Preferred Share, for $200 (the “Exercise Price”), once the Rights become exercisable. This portion of a Series B Preferred Share will give the stockholder approximately the same dividend, voting and liquidation rights as would one share of Company Common Stock.

Beneficial Ownership. Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of underlying shares of Company Common Stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act of 1934, as amended — are treated as beneficial ownership of the number of shares of Company Common Stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of Company Common Stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Agreement are excepted from such imputed beneficial ownership. In addition, shares held by Affiliates and Associates of an Acquiring Person, and Notional Common Shares held by counterparties to a Derivatives Contract with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person (in each case as such capitalized terms are defined in the Rights Agreement).
Consequences of a Person or Group Becoming an Acquiring Person.
• Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of Company Common Stock with a market value of $400, based on the market price of Company Common Stock prior to such acquisition.
• Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding shares of Company Common Stock, the Board may extinguish the Rights by exchanging one share of Company Common Stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.
• Flip Over. If the Company is later acquired in a merger or similar transaction after the Rights Distribution Date, all holders of Rights except the Acquiring Person may, for the Exercise Price, purchase shares of the acquiring corporation with a market value of $400 based on the market price of the acquiring corporation’s stock, prior to such transaction.
Series B Preferred Share Provisions.
Each one one-thousandth of a Series B Preferred Share, if issued:
• will not be redeemable;
• will entitle holders to quarterly dividend payments of $0.001 per share, or an amount equal to the dividend paid on one share of Company Common Stock, whichever is greater;
will entitle holders upon liquidation either to receive $1.00 per share, or an amount equal to the payment made on one share of Company Common Stock, whichever is greater;
• will have the same voting power as one share of Company Common Stock; and

• will entitle holders to a per share payment equal to the payment made on one share of Company Common Stock (but only if shares of Company Common Stock are exchanged via merger, consolidation, or a similar transaction).
The value of a one one-thousandth interest in a Series B Preferred Share should approximate the value of one share of Company Common Stock.
Expiration. The Rights will expire on January 12, 2024.
Redemption. The Board may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company effects a stock split or stock dividend of Company Common Stock.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Series B Preferred Shares, the number of Series B Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or other reclassification of the Series B Preferred Shares or Company Common Stock. No adjustments to the Exercise Price of less than 1% will be made.
Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the Rights Agreement in a way that adversely affects holders of the Rights.
Anti-takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law
Some provisions of Delaware law, the Certificate and Bylaws could make the following more difficult:
•acquisition of the Company by means of a tender offer,
•acquisition of the Company by means of a proxy contest or otherwise, or
•removal of the Company’s incumbent officers and directors.
These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our Board determines that a takeover is not in our best interests or the best interests of the stockholders. These provisions, however could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices. The Company believes that the benefits of these provisions, including increased protection, give it the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.
Size of Board and Vacancies. The Bylaws provide that the Board will have three or more members, not to exceed twelve members, which number will be determined from time to time by resolution of the Board. Our Certificate provides for a classified Board consisting of three classes of directors, each serving a staggered three-year term. The Certificate and Bylaws contain provisions that establish specific procedures for appointing and removing members of the Board. Under the Certificate and the Bylaws, vacancies and newly created directorships on the Board may be filled only by a majority of directors then serving on the Board. Under the Certificate and Bylaws, directors may be removed at any time, but only by the affirmative vote of the holders of at least 80% of the votes of the outstanding shares of stock generally entitled to vote in the election of directors.
Elimination of Stockholder Action by Written Consent. The Bylaws eliminate the right of the Company’s stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the Company’s stockholders.
Stockholder Meetings. Under the Bylaws, only the chairperson of the Board, the Chief Executive Officer or the majority of the authorized number of directors on the Board may call special meetings of the Company’s stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws establish advance notice procedures and information requirements with respect to stockholder proposals and nomination of candidates for election as directors.
Delaware Anti-takeover Law. The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.
No Cumulative Voting. Neither the Certificate nor Bylaws provide for cumulative voting in the election of directors.
Undesignated Preferred Stock. The authorization of the Company’s undesignated Preferred Stock makes it possible for the Board to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company.
Supermajority Voting Requirements for Stockholders. The Company’s Certificate and Bylaws require the affirmative vote of the holders of at least 80% of the votes of the outstanding shares of stock generally entitled to vote in the election of directors for the removal of a director, the approval of a business combination (as defined in the Certificate), the amendment, repeal or modification of the Bylaws and the amendment, repeal or modification of certain provisions of the Certificate, including, among other things, relating to the elimination of stockholder action by written consent, business combinations and the absence of preemptive rights of stockholders.